August 26, 2010
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Stacy Shannon, Staff Accountant
Mary Mast, Review Accountant
Michael Rosenthall, Staff Attorney
Jeffrey Riedler, Assistant Director
Re:	QLT Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Definitive Proxy on Schedule 14A Form 10-Q for the Quarterly Period Ended June 30, 2010 File No. 000-17082
Ladies and Gentlemen:
This letter sets forth the responses of QLT Inc. (the “Company”) to the comment letter from the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 13, 2010 relating to the above-referenced filings. For ease of review, the text of each of the Staff’s comments is set forth below in bold, followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Patents, trademarks, and proprietary rights, pages 16-18
1.	You state on page 17 that one of your patents for Verteporfin, the active ingredient in Visudyne expires in September 2011. You also state that your patent for the lipid-based formulation of verteporfin expired on May 25, 2010. Since Visudyne represents your only source of product revenue going forward, please disclose in Management’s Discussion and Analysis the expected effect on your results of operations and liquidity as a result of the expiration of these patents.
Response:
In response to the Staff’s comment, we intend to include in our future filings, beginning with our Form 10-Q for the Quarterly Period Ended September 30, 2010, expanded disclosure within the Revenues section of Results of Operations in Management’s Discussion and Analysis of Results of Operations, to read substantially as follows:

The worldwide sale of Visudyne is our only source of revenue. While we have sought to protect our proprietary Visudyne technology by, among other things, obtaining and licensing multiple patents in the U.S., Europe, Japan, and other jurisdictions, because Visudyne is a mature pharmaceutical product, some of the key U.S. patents protecting it have expired or will expire in the near future. For example, one of the U.S. patents (U.S. Patent No. 5,214,036) covering lipid-based formulations of the compound verteporfin (the active ingredient in Visudyne) expired on May 25, 2010, and the U.S. patent (U.S. Patent No. 5,095,030) covering the compound verteporfin has an expiry date of September 9, 2011. See Item 1. BUSINESS – Patents, Trademarks and Proprietary Rights in our Annual Report for a more detailed discussion of our Visudyne patent portfolio. Generally, once all patent protection expires, market exclusivity is lost. As is inherent in the biopharmaceutical industry, the loss of market exclusivity can result in significant competition from market entry of generic versions of products, which can have a significant adverse effect on product revenues. However, the effect of the expiration of one or more patents covering a biopharmaceutical product will depend upon a number of factors, such as the extent to which the product is protected by additional patents in a relevant jurisdiction, the nature of the market and the position of the product in it, the growth or decline of the market and the complexities and economics of the process for manufacture of the product. Based upon our consideration of these and other factors as they relate specifically to Visudyne, we believe that the expiration of one of the U.S. patents covering lipid-based formulations of verteporfin in 2010 and the expiration of the U.S. patent covering the compound verteporfin in 2011 are unlikely to have a material adverse effect on our revenues over the next several years since, among other things:
•	we own and license additional U.S. patents that also cover the lipid-based formulation of verteporfin and U.S. patents that cover approved uses of Visudyne that provide additional patent protection for Visudyne and do not expire until, at the latest, 2015 and 2016, respectively;
•	in Europe and Japan, the basic patents covering the verteporfin compound do not expire until 2014 and additional patents and patent applications relating to lipid-based formulations of verteporfin and approved uses of Visudyne do not expire until, at the latest, 2016 and 2017, respectively; and
•	relative to the sale of many other biopharmaceutical products, Visudyne does not generate significant revenue and the manufacturing process is complex, which may make Visudyne a less desirable generic target.
Further in response to the Staff’s comment, we also intend to revise our disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Results of Operations in future filings, beginning with our Form 10-Q for the Quarterly Period Ended September 30, 2010, to read substantially as follows (new language is underlined):
General
In 2010 and future periods, we expect our cash resources and working capital, cash flow from operations, cash from the collection of the contingent consideration, and other available financing resources to be sufficient to fund current product development, operating requirements, liability requirements, potential acquisition and licensing activities, milestone payments, and repurchases of our common shares.

If adequate capital is not available, our business could be materially and adversely affected. Factors that may affect our future capital requirements include: the status of competitors and their intellectual property rights; levels of future sales of Eligard and our receipt of contingent consideration under the QLT USA stock purchase agreement with Tolmar; the progress of our R&D programs, including preclinical and clinical testing; future share repurchases, including those pursuant to the share repurchase program originally announced on October 27, 2009; fluctuating or increasing manufacturing requirements; the timing and cost of obtaining regulatory approvals; the levels of resources that we devote to the development of manufacturing, and other support capabilities; technological advances; the cost of filing, prosecuting and enforcing our patent claims and other intellectual property rights; the expiration of our Visudyne patents and potential loss of market exclusivity for Visudyne; acquisition and licensing activities’ milestone payments; and our ability to establish collaborative arrangements with other organizations.
Management’s Discussion and Analysis Results of Operations Research and Development, pages 53-54
2.	You provide disclosure of research and development costs by therapeutic area on page 53. Your disclosure indicates that your research and development costs for the dermatology area have decreased significantly and you are concentrating on the ocular therapeutic area which consists of five significant products in development. Please disclose the costs incurred for each period presented and to date for each of the five significant products in development.
Response:
In response to the Staff’s comment, set forth below are the R&D costs incurred by the Company with respect to its significant products under development in the ocular therapeutic area for the years ended 2007, 2008 and 2009 and the six month period ended June 30, 2010:

	June 30, 2010
(In thousands of U.S. dollars)	Six Months	2009	2008	2007

Punctal Plug Drug Delivery System	$9,921	$23,254	$16,397	$1,816
QLT 091001	2,481	1,918	2,531	11,579
QLT 091568	1,229	—	—	—
Visudyne	798	2,844	6,216	5,605
While we have five significant products in development, we have not provided R&D costs separately for the punctal plug latanoprost and the punctal plug olopatadine indications. We do not track all R&D costs at this level of detail because there are significant expenses related to the punctal plug drug delivery system that are common to both the latanoprost and olopatadine indications which we do not assign or allocate by indication.

Further in response to the Staff’s comment, we intend to include in our future filings on Form 10-K, beginning with our Form 10-K for the year ending December 31, 2010, a breakdown of the costs incurred for our significant products in development in the ocular therapeutic area. More specifically, we intend to include a chart setting forth R&D expenditures by therapeutic area in substantially the format set forth below:

(In thousands of U.S. dollars)	2010	2009	2008

Ocular
Punctal Plug Drug Delivery System	$	$23,254	$16,397
QLT 091001		1,918	2,531
QLT 091568		—	—
Visudyne		2,844	6,216
Other		—	1,279

Ocular — Total	$	$28,016	$26,423

Dermatology		10	2,926
Other		564	219

	$	$28,590	$29,568

Since our Form 10-K for the year ending December 31, 2010 will set forth the R&D expenditures for 2008, 2009 and 2010, Urology and Oncology will no longer be set forth in the chart as a separate therapeutic area.
Definitive Proxy on Schedule 14A
3.	We note that your definitive proxy statement does not include disclosure in accordance with the Proxy Disclosure Enhancements Release Nos. 33-9089, 34-61175, IC-29092 which amended Regulation S-K, Items 401 402 and 407 and became effective on February 28, 2010. Please provide us draft disclosure for future compliance to address the following:
Item 407(h) of Regulation S-K
•	A description of your board leadership structure;
•	An explanation of why you have determined that this leadership structure is appropriate; and
•	A discussion of your board’s role in risk oversight and the effect that this has on its leadership function.

Response:
In response to the Staff’s comment, we intend to include in future filings, beginning with the 2011 Definitive Proxy on Schedule 14A, expanded disclosure under the “Corporate Governance” section of our Definitive Proxy Statement, to read substantially as follows:
Board Leadership Structure
We operate under a corporate governance structure where the Chairman of the Board and the Chief Executive Officer are separate positions held by different individuals. Due to the demands of each position, we believe separating these roles enhances the ability of each to discharge his duties and fosters more accountability. The members of the Board annually elect a Chairman of the Board who will satisfy the independence standards established by the Board and applicable laws. Our Chairman’s extensive knowledge and experience regarding QLT, combined with a perspective that comes from a separation from day-to-day affairs, makes him well-suited to assist the Board in approving strategic direction of QLT, to evaluate management’s strategic plans and initiatives, and to provide leadership to the Board in its various responsibilities. The services that our Chairman provides, include, among others: (i) providing leadership to the Board, (ii) providing advice and counsel to management, including, in particular, the Chief Executive Officer, (iii) communicating with the Board and apprising the Board on major developments with respect to QLT, (iv) presiding at meetings of our shareholders and directors, (v) providing input to our Corporate Governance and Nominating Committee with respect to Board and committee candidates, (vi) leading QLT’s director development program in consultation with our Corporate Governance and Nominating Committee, (vii) assessing whether the Board and its committees have appropriate administrative support, access to senior management and access to outside advisors for the purposes of the Board fulfilling its mandate and (viii) overseeing and coordinating activities of the Board. We believe that having the Board operate under the leadership and direction of a Board member who is independent from management provides the Board with the most appropriate mechanism to fulfill its oversight responsibilities.
Role of the Board in Risk Oversight
The Board is actively involved in overseeing risk management for QLT. In accordance with our Mandate of the Board of Directors, the Board, as a whole, oversees the development and application of policies regarding corporate governance, and is responsible for adopting the corporate strategies and plans for QLT’s business, identifying the principal risks of QLT’s business and ensuring the implementation of the appropriate systems to manage these risks, overseeing the integrity of QLT’s internal controls and management information systems and maintaining a continuing dialogue with senior management in order to ensure QLT’s ability to respond to changes, both internal and external, which may affect its business operations from time to time. This oversight is also conducted through committees of the Board. The Board receives full reports from each committee chair regarding the committee’s consideration and actions. The oversight responsibility of the Board and its committees is enabled by management reporting processes that are designed to provide visibility to the Board about the identification, assessment and management of critical risks. These areas of focus include financial and reporting, compliance, compensation and operations, as summarized below.
The Audit and Risk Committee reviews and discusses with management significant financial risks in conjunction with enterprise risk exposures, QLT’s policies with respect to risk assessment and risk management and the actions management has taken to limit, monitor or control financial and enterprise risk exposure.
The Corporate Governance and Nominating Committee oversees risk management as it relates to, among other things, the development and assessment of our corporate governance framework, board and Chairman succession, including board and committee nominations, membership and standards, and potential conflicts of interest.
The Executive Compensation Committee oversees risk management as it relates to our compensation plans, policies and practices in connection with structuring our executive compensation programs and reviewing our incentive compensation programs for other employees.
The Scientific Review Committee reviews management’s direction and investment in QLT’s research, development and technology initiatives to ensure that the scientific strategy and its implementation is consistent with and supports the strategic and business objectives of QLT. The Scientific Review Committee works with management to identify operational risks with respect to current and future research and development programs and products and technology in which QLT is investing its research and development efforts.

Item 407(c)(2)(vi) or Regulation S-K
•	Whether you consider diversity in identifying nominees for director;
•	An explicit statement as to whether or not you have such a policy; and
•	If you have such a policy, how you consider diversity in identifying nominees for director.
Response:
In response to the first bullet point in the Staff’s comment, we respectfully submit that on page 9 of our 2010 Definitive Proxy Statement we disclose the following:
“The Board prefers a mix of experience among its members to maintain a diversity of viewpoints and ensure that the Board can achieve its objectives. In searching for a new director, the Corporate Governance and Nominating Committee identifies particular areas of specialization which it considers beneficial, in addition to the general qualifications, having regard to the skill sets of the other members of the Board and may retain the assistance of a recruiting firm to assist it to identify and recruit candidates that possess the desired qualifications.” (emphasis added)
Implicit in the foregoing description is the Corporate Governance and Nominating Committee’s goal of bringing to the Board a diversity of knowledge, skills, background and experience. Therefore, we respectfully submit that we have disclosed whether we consider diversity in identifying nominees for directors.
In response to the second and third bullet points in the Staff’s comment, we intend to supplement our disclosure in future filings, beginning with the 2011 Definitive Proxy Statement, to also include language similar to the following:
Although we do not have a formal diversity policy, to foster and maintain a diversity of viewpoints, backgrounds and experience on the Board, the Corporate Governance and Nominating Committee evaluates the mix of skills and experience of the directors and assesses nominees and potential candidates in the context of the current composition of the Board and the requirements of QLT. In accordance with its charter, the Corporate Governance and Nominating Committee considers, among other things, the following in recommending candidates for election to the Board: (i) personal and professional integrity, ethics and values, (ii) experience in corporate management, such as serving as an officer or former officer of a publicly held company, and a general understanding of marketing, finance, product development and other elements relevant to the success of a publicly-traded company in today’s business environment, (iii) experience in QLT’s industry and in the principal jurisdictions in which QLT conducts its business, with relevant social policy concerns, (iv) experience as a board member of another publicly held company, (v) academic or therapeutic expertise in an area of QLT’s operations and (vi) practical and mature business judgment, including the ability to make independent and analytical inquiries.

Item 401(e) of Regulation S-K
•	The specific “experience, qualifications, attributes or skills” of directors and nominees on a director-by-director basis.
Response:
In response to the Staff’s comment, we intend to include in future filings, beginning with the 2011 Definitive Proxy on Schedule 14A, expanded disclosure under “Proposal No. 1 – Election of Directors” section of our Definitive Proxy Statement in the subsection entitled “Information Regarding Director Nominees” with respect to each of our directors as set forth in the second paragraph of each director biography set forth below:
Robert L. Butchofsky was appointed as President and Chief Executive Officer and a Director of QLT in February 2006 following his earlier appointment as Acting Chief Executive Officer of QLT in September 2005. Mr. Butchofsky joined QLT in 1998 as Associate Director, Ocular Marketing and was appointed Vice President, Marketing and Sales Planning in September 2001. Mr. Butchofsky was promoted to Senior Vice President, Marketing and Sales Planning in early 2005, responsible for QLT’s ongoing marketing of the pharmaceutical products, Visudyne and Eligard, including managing significant partnerships, as well as corporate strategy development and investor relations activities. From June 1990 to August 1998, Mr. Butchofsky was employed at Allergan Inc., a pharmaceutical company, where he built an extensive background with ocular pharmaceutical products and Botox®, including sales, health economics, worldwide medical marketing, and product management. Prior to joining Allergan Inc., Mr. Butchofsky spent several years managing clinical trials at the Institute for Biological Research and Development. Mr. Butchofsky also serves on the Board of Superna Life Sciences Inc., a privately-held pharmaceutical company located in Vancouver, British Columbia. Mr. Butchofsky has a Bachelor of Arts degree in Biology from the University of Texas and a Masters of Business Administration from Pepperdine University.
For the following reasons, the Board has concluded that Mr. Butchofsky has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. With greater than 20 years of experience in the biopharmaceutical industry, including several years of experience in managing significant partnerships and developing and implementing corporate strategy, Mr. Butchofsky has a deep understanding of the pharmaceutical development and marketing process. Mr. Butchofsky’s greater than 10 years of experience with QLT, the most recent five years of which have been as President and Chief Executive Officer, provides him with intimate knowledge and experience with all aspects of the operations, opportunities and challenges of QLT.
Dr. Bruce L.A. Carter has been a Director of QLT since November 2006. Dr. Carter is Chairman of the Board of ZymoGenetics, Inc., a biopharmaceutical company in Seattle, Washington, focused on the development and commercialization of therapeutic proteins for the treatment of viral infection, cancer, inflammatory disease and bleeding. Dr. Carter was appointed Chairman of the Board in April 2005 and was ZymoGenetics’ Chief Executive Officer from April 1998 to January 2009. Dr. Carter first joined ZymoGenetics in 1986 as Vice President of Research and Development. In 1994, he was chosen as Corporate Executive Vice President and Chief Scientific Officer for Novo Nordisk A/S, the former parent company of ZymoGenetics. He was elected to the board of ZymoGenetics in 1987 and was appointed Chairman of the Board and President of that company in 1998. Dr. Carter held the title of President until July 2007. Dr. Carter led the negotiations that established ZymoGenetics as an independent company from Novo Nordisk in 2000. Dr. Carter held various positions of increasing responsibility at G.D. Searle & Co., Ltd. from 1982 to 1986 and was a lecturer at Trinity College, University of Dublin from 1975 to 1982. Dr. Carter is also a director of the Global Alliance for TB Drug Development, a not-for-profit product development partnership, and serves on the Board of Dr. Reddy’s Laboratories Limited, a global pharmaceutical company. Dr. Carter has a B.Sc. with Honors in Botany from the University of Nottingham, England, and a Ph.D. in Microbiology from Queen Elizabeth College, University of London.

For the following reasons, the Board has concluded that Dr. Carter has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. Dr. Carter gained valuable management and leadership skills, as well as an understanding of the biopharmaceutical industry, through his experiences as Chief Executive Officer of ZymoGenetics and Chief Scientific Officer of Novo Nordisk A/S. As the Chairman of the Board of ZymoGenetics, Dr. Carter has acquired insight into the role of the board of directors of a biotechnology company such as QLT. Dr. Carter’s experience in serving as a director or executive officer of North American, European and Asian companies also gives him familiarity with health care trends internationally. He is well versed in the complex challenges of research and development of a pharmaceutical company, given his extensive educational and leadership background in the life sciences, and provides the Board with invaluable insight into a broad range of issues that impact the Company’s research and development efforts.
C. Boyd Clarke has been a Director of QLT since 2003 and was appointed as Chairman of the Board in February 2006. Since September 2007, Mr. Clarke has been a Venture Advisor to ProQuest Investments, a healthcare venture capital firm. From March 2002 to May 2006, Mr. Clarke was President and Chief Executive Officer of Neose Technologies, Inc., a U.S. publicly listed biotechnology company focused on the development of protein therapeutics. Mr. Clarke served on the Board of Directors of Neose from 2002 to May 2007. From December 1999 through March 2002, Mr. Clarke was President and Chief Executive Officer of Aviron, Inc., a biotechnology company developing vaccines, which was acquired by MedImmune, Inc., and was also Chairman from January 2001 through March 2002. From 1998 through 1999, Mr. Clarke was Chief Executive Officer and President of U.S. Bioscience, Inc., a biotechnology company focused on products to treat cancer, which was also acquired by MedImmune, Inc. Mr. Clarke served as President and Chief Operating Officer of U.S. Bioscience, Inc. from 1996 to 1998. From 1977 to 1996, Mr. Clarke held a number of positions at Merck & Co., Inc., including being the first President of Pasteur-Merieux MSD, and most recently as Vice President of Merck Vaccines. Mr. Clarke was formerly a director of the Biotechnology Industry Association. He is currently a Director of Rib-X Pharmaceuticals, Palkion, Inc. and Ligocyte Pharmaceuticals, Inc., and Chairman of the Board of Mersana Therapeutics, Inc., all of which are privately-held biotechnology companies. Mr. Clarke has a Bachelor of Science in biochemistry and a Master of Arts in History from the University of Calgary.
For the following reasons, the Board has concluded that Mr. Clarke has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. Mr. Clarke’s service on several boards of directors, including past service on the boards of publicly held companies, provides him with extensive governance experience. Mr. Clarke developed his leadership skills over more than 30 years in the biotechnology industry, including his tenures as an executive officer at multiple pharmaceutical and biotechnology companies, which experience provides Mr. Clarke with seasoned tactical, operational and industry-specific experience.

Peter A. Crossgrove has been a Director of QLT since 1990. Mr. Crossgrove is currently Chairman and since April 2008, Chief Executive Officer, of Excellon Resources Inc., a mining company, Non-Executive Co-Chairman of Detour Gold Corporation, and is a trustee of Dundee Real Estate Investment Trust. From 1997 to April 2005, Mr. Crossgrove was the Chairman of Masonite International Corporation, formerly Premdor Inc., a door and industrial products manufacturing company which was acquired on March 31, 2005 by Stile Acquisition Corp. Mr. Crossgrove also currently serves on the Boards of the following mining companies: Barrick Gold Corporation (since June 1993), Lake Shore Gold Corp. (since November 2009, following its acquisition of West Timmins Mining Inc., where he served on the Board since September 2006) and Pelangio Exploration Inc. (since February 2008). Mr. Crossgrove also sits on the Audit Committees of Barrick Gold Corporation and Dundee Real Estate Investment Trust. Mr. Crossgrove is Chairman Emeritus of Cancer Care Ontario, represents the Province of Ontario on the Canadian Partnership Against Cancer Board and is a recipient of the Queen’s Golden Jubilee medal. In 2004, Mr. Crossgrove was appointed to the Order of Canada and, in 2010, to the Order of Ontario. Mr. Crossgrove has a Bachelor of Commerce from McGill University and Concordia University, an M.B.A. from the University of Western Ontario and was a Sloan Fellow in the Doctoral Program at Harvard Business School.
For the following reasons, the Board has concluded that Mr. Crossgrove has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. Mr. Crossgrove developed his rich understanding of healthcare while devoting much of his life to the improvement and advancement of Canada’s health care system, including raising millions of dollars in support of health care and guiding the mergers of several hospitals to create the University Health Network, Canada’s largest Health Sciences Centre. Mr. Crossgrove has honed his leadership, business and consensus building skills through his tenure as Chairman of several boards of directors, and his greater than 20 year tenure on QLT’s Board provides him with extensive knowledge of QLT’s governance practices. Mr. Crossgrove’s educational background and experience as a member of the audit committees of other publicly held company boards of directors has provided him with the financial acumen and skills necessary to serve as the Chair of QLT’s Audit and Risk Committee.
Kathryn E. Falberg has been a Director of QLT since March 2009. Ms. Falberg is currently Senior Vice President and Chief Financial Officer of Jazz Pharmaceuticals, Inc., a specialty pharmaceutical company, since December 2009. Previously, Ms. Falberg joined ARCA biopharma, Inc., a biopharmaceutical company, in February 2009 as its Chief Financial Officer and Chief Operating Officer. From 2003 to 2008, Ms. Falberg was President of Canyon Capital & Consulting, a private investment and consulting firm, where she was an active investor and consultant to small companies. From October 2001 to June 2002, Ms. Falberg was a consultant to Inamed, a medical device company, and briefly served as its interim Chief Financial Officer. Ms. Falberg joined Amgen Inc., a global biotechnology company, in 1995 as Treasurer, and advanced through a series of positions of increasing responsibility, culminating in her appointment as Senior Vice President, Finance and Strategy, and Chief Financial Officer in 1998. Ms. Falberg left Amgen Inc. in July 2001. Ms. Falberg currently serves on the Board and Audit Committee (Chair) of ESS Technology, Inc., a privately-held semiconductor company, and the Board, Audit Committee (Chair), Compensation Committee and Nominating and Governance Committee of Halozyme Therapeutics, Inc., a publicly-traded biopharmaceutical company. In the last five years, Ms. Falberg also served on the Board and the Audit and Compensation Committees of Fresh Del Monte Produce Inc. until 2006, and the Board and Audit Committee (Chair) of Human Genome Sciences, Inc. until 2005. Ms. Falberg has an M.B.A. and B.A. in Economics from the University of California, Los Angeles.

For the following reasons, the Board has concluded that Ms. Falberg has the requisite qualifications, skills, perspectives and experience that make her well qualified to serve on the Board. Ms. Falberg has a deep understanding of financial management and reporting as a result of her greater than 23 years of financial experience with companies of varying sizes across multiple industries, including technology, life sciences, medical device and consumer products. Ms. Falberg has extensive experience serving as the Chief Financial Officer of biotechnology and pharmaceutical companies, including publicly held companies, which provides her with valuable perspective on the financial performance, prospects and strategy of a biotechnology company such as QLT. Ms. Falberg’s current and past service as the audit committee chair of other publicly-traded biotechnology companies gives her insight and perspective into the best practices with respect to biotechnology companies and the audit committee function.
Dr. Ian J. Massey has been a Director of QLT since June 2006. In 2006, Dr. Massey joined Synosia Therapeutics, Inc., a private biotechnology company focused in the fields of neurology and psychiatry, as its President and Chief Executive Officer. From 2002 to 2006, Dr. Massey was the Senior Vice President and Head of Research and Preclinical Development at Roche Palo Alto, where he built and led a research and preclinical development organization of approximately 700 people in multiple therapeutic areas. From 1995 to 2002, Dr. Massey held positions of increasing responsibility at Roche Bioscience, including Senior Vice President, Head of Neurobiology Business Unit and Central Research & Development and Vice President and Director of Preclinical Research and Development. Prior to joining Roche, Dr. Massey was at Syntex Research for over 15 years where he held a number of senior positions, culminating in the position of Vice President and Director, Institute of Analytical Research. Dr. Massey has a D. Phil. degree in Organic Chemistry from the University of Oxford, England, a M.A. in Organic/Natural Product Chemistry and a B.A. in Chemistry.
For the following reasons, the Board has concluded that Dr. Massey has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. As a senior pharmaceutical executive with experience in all phases of the drug discovery and development process, Dr. Massey possesses valuable insight into the challenges and opportunities inherent to the drug development process. Dr. Massey’s extensive leadership experience in the biopharmaceutical industry, and in particular as an executive officer at Roche Palo Alto, provides Dr. Massey with an in-depth understanding of research and preclinical development in the pharmaceutical industry. Having gained experience in various levels of seniority within the research function of the pharmaceutical industry, Dr. Massey provides the valuable insight of a research scientist and is deeply familiar with the strategic, product development and technological issues of a pharmaceutical company such as QLT.

Joseph L. Turner was appointed to the Board of Directors of QLT by the Board on February 18, 2010. Most recently, Mr. Turner served as Chief Financial Officer at Myogen, Inc., a biopharmaceutical company, which he joined in 1999, remaining until it was acquired by Gilead Sciences in 2006. At Myogen, Mr. Turner was responsible for, among other things, all financial and accounting matters and assisted to raise over $300 million through a number of private and public financings. Previously, he was Chief Financial Officer at Centaur Pharmaceuticals, Inc. and Vice President, Finance and Administration at Cortech, Inc. Mr. Turner began his career at Eli Lilly and Company, where he served for 12 years in various financial positions. Since 2009, Mr. Turner has provided consulting services to ApopLogic Pharmaceuticals, Inc. and since 2007, to LigoCyte Pharmaceuticals, Inc., both of which are privately-held biopharmaceutical companies. He currently serves on the Board of Directors of Sequel Pharmaceuticals, Inc., a privately-held biotechnology company, Kythera Biopharmaceuticals, Inc., a privately-held pharmaceutical company, and ApopLogic Pharmaceuticals, Inc. Since 2009, Mr. Turner has also served on the Board of Managers and the Finance Committee of Swarthmore College. Previously, Mr. Turner served on the Board and Audit Committee of SGX Pharmaceuticals, Inc., a publicly-traded pharmaceutical company, and the Board and as Chair of the Audit Committee of NovaCardia, Inc., a privately-held biotechnology company, prior to the sales of these companies in 2008 and 2007, respectively. Mr. Turner has an M.B.A. from University of North Carolina at Chapel Hill, an M.A. in Molecular Biology from University of Colorado, and a B.A. from Swarthmore College.
For the following reasons, the Board has concluded that Mr. Turner has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. Mr. Turner’s greater than 25 years of experience in financial management in the biotechnology and pharmaceutical industries, including 14 years as a Chief Financial Officer, has honed Mr. Turner’s leadership skills and made him well versed in the operational, financial and strategic challenges and opportunities of biotechnology companies such as QLT. Mr. Turner’s current and past service on boards of directors and audit committees of pharmaceutical companies brings valuable industry-specific insight and perspective to QLT’s board and audit committee.
L. Jack Wood has been a Director of QLT since 2001. Mr. Wood is currently a Director and the Chairman of enGene Inc., a privately-held biotechnology company, a Director of Clinuvel Pharmaceuticals Ltd., a biotechnology company listed on the Australian Stock Exchange, and a Director and Treasurer of the West Vancouver Shoreline Preservation Society. From 1992 to 2004, Mr. Wood worked with CSL Limited, an Australian healthcare company listed on the Australian Stock Exchange, where he coordinated the company’s worldwide expansion in the plasma products industry. Prior to joining CSL, Mr. Wood was the President and Chief Executive Officer of Exogene Corporation, a biotechnology company. From 1988 to 1990, Mr. Wood was Senior Vice President of BioResponse Corporation, a biotechnology company sold to Baxter Healthcare Corporation. From 1980 to 1988, Mr. Wood worked for Bayer Corporation, a healthcare company, as a Vice President and General Manager for Europe, the Middle East and Africa. From 1963 to 1980, Mr. Wood held a series of operating and general management positions with Baxter Healthcare Corporation.
For the following reasons, the Board has concluded that Mr. Wood has the requisite qualifications, skills, perspectives and experience that make him well qualified to serve on the Board. Mr. Wood has an extensive background in international marketing and the manufacture of pharmaceutical products, which provides him with a valuable perspective in drug development and distribution. Mr. Wood’s greater than 40 years of experience in the biopharmaceutical and biotechnology industries provides seasoned insight into the operations and prospects of the business of a biotechnology company such as QLT, and his near decade of service on QLT’s Board provides him with a valuable background in QLT’s business practices.

4.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Response:
In response to the Staff’s comment, we respectfully submit that on page 47 of our 2010 Definitive Proxy Statement under the heading entitled “Other Compensation Policies and Practices” we disclose the following.
“The Company’s compensation programs are designed to provide competitive overall compensation packages to our executives and other employees, and include a mix of compensation elements based on achievement of both long-term and short-term objectives. The Executive Compensation Committee has reviewed such compensation policies and practices and concluded that they are not reasonably likely to have a material adverse effect on the Company, and that because of the appropriate mix of compensation elements, our compensation policies and practices do not create any incentives for employees to take inappropriate risks.”
Therefore, we respectfully submit that we have included disclosure in response to Item 402(s) of Regulation S-K.
Form 10-Q for the Quarterly Period Ended June 30, 2010
Item 2 Management’s Discussion and Analysis
Results of Operations
Investment and Other Income (Expense), page 19
5.	You recognized a $4.916 million gain in the quarterly period ended June 30, 2010 related to the fair value change in contingent consideration. Please revise your disclosure to include the following:
•	A discussion of the underlying reasons for the gain in the six month period ended June 30, 2010, within your results of operations. Specifically, address how changes in underlying assumptions or valuation methods contributed to the change in fair value; and
•	To the extent that the underlying reasons for the gain are something other than a 1% change in your cost of capital assumption that you reference on page 13, disclosure of the effects that reasonably likely changes in certain conditions and in your key assumptions would have on your results of operations, within your critical accounting policies and estimates.
•	You disclose in footnote 1 in the Statements of Cash Flows that total proceeds received from the collection of the contingent consideration were $8 million and $18.3 million for the three and six months ended June 30, 2010 of which $5.5 million and $13 million of the proceeds is included in the investing section for the three and six months ended June 30, 2010. Please revise footnote 1 to clarify what line item in the Cash used in operating activities section of the remaining proceeds are included.
•	Clarify in footnote 1 what line item on the Statements of Cash Flows the change in fair value of $2.5 million and $5 million for the three and six months ended June 30, 2010 has been included within Cash used in operating activities.

Response:
In response to the first bullet point in the Staff’s comment, for the three and six months ended June 30, 2010, we recorded gains from fair value change in contingent consideration of $2.5 million and $5.0 million, respectively, which were primarily due to the passage of time (since all remaining expected cash flows moved closer to collection). In addition, there was a favorable impact due to an increase in our cash flow projections and a negative impact due to an increase in the cost of capital (10.5% at June 30, 2010, up from 10.0% at March 31, 2010 and 9.5% at December 31, 2010).
Further in response to the first bullet point of the Staff’s comment, we intend to include in future filings, beginning with the Form 10-Q for the Quarterly Period Ended September 30, 2010, expanded disclosure within Investment and Other Income (Expense) in Management’s Discussion and Analysis of Results of Operations that addresses how changes in underlying assumptions or valuation methods contribute to changes in fair value, to read substantially as follows:
Fair Value Change Contingent Consideration
As part of the sale of all of the shares of QLT USA to Tolmar, we are entitled to receive up to an additional $200.0 million payable on a quarterly basis in amounts equal to 80% of the royalties paid under the license agreements with each of Sanofi and MediGene for the commercial marketing of Eligard in the U.S., Canada, and Europe. The fair value of the remaining payments from Tolmar is reported as contingent consideration on our balance sheet, and is estimated using a discounted cash flow model.
Contingent consideration is revalued at each reporting period and is positively impacted each period by the passage of time, since all remaining expected cash flows move closer to collection. The fair value change in contingent consideration is also impacted by the projected amount and timing of expected future cash flows and by the cost of capital used to discount the expected future cash flows.
For the three and ● months ended ●, we recorded gains from fair value change in contingent consideration of $● million and $● million, respectively, which were primarily due to the passage of time. In addition, there was a favorable [unfavorable] impact due to an increase [decrease] in our cash flow projections and a positive [negative] impact due to a decrease [increase] in the cost of capital.
In response to the second bullet point in the Staff’s comment, as discussed above, the underlying factors that impact the fair value change in contingent consideration are the passage of time, the amount and timing of expected future cash flows, and the cost of capital used to discount the expected future cash flows. The section entitled “Critical Accounting Policies and Estimates” in our Form 10-K for the Fiscal Year Ended December 31, 2009 includes a subsection entitled “Contingent Consideration” which discusses the effects of reasonably likely changes in expected future cash flows and the cost of capital. However, in future filings, beginning with the Form 10-Q for the Quarterly Period Ended September 30, 2010, we will revise the subsection entitled “Contingent Consideration” to read substantially as follows (new language underlined):
Contingent consideration arising from the sale of QLT USA is measured at fair value. The contingent consideration is revalued at each reporting period and changes are included in continuing operations.

To estimate the fair value of contingent consideration at ●, we used a discounted cash flow model based on estimated timing and amount of future cash flows, discounted using a cost of capital of ●% determined by management after considering all available market and industry information. Future cash flows were estimated by utilizing external market research to estimate market size, to which we applied market share, pricing, and foreign exchange assumptions based on historical sales data, expected competition and current exchange rates. If the discount rate were to increase by 1%, the contingent consideration would decrease by $● million, from $● million to $● million. If estimated future revenues were to decrease by 10%, the contingent consideration would decrease by $● million, from $● million to $● million. Additionally, the fair value change in contingent consideration is positively impacted by the passage of time since the remaining cash flows are closer to collection.
In response to the third and fourth bullet points in the Staff’s comment, during the three months ended June 30, 2010, proceeds received on collection of the contingent consideration for the sale of all of the shares of QLT USA to Tolmar were $8.0 million. Approximately $5.5 million of the proceeds were included within cash provided by investing activities. The remaining $2.5 million of proceeds was recorded in our Statements of Operations as the fair value change in contingent consideration and was therefore reflected in the net loss line item within cash used in operating activities. During the six months ended June 30, 2010, proceeds received on collection of the contingent consideration were $18.3 million. Approximately $13.3 million of the proceeds were included within cash provided by investing activities. The remaining $5.0 million of proceeds was recorded in our Statements of Operations as the fair value change in contingent consideration and was therefore reflected in the net income line item within cash used in operating activities.
Further in response to the third and fourth bullet points in the Staff’s comment, we intend to include in future filings, beginning with the Form 10-Q for the Quarterly Period Ended September 30, 2010, an amended footnote 1 in the Statements of Cash Flows, to read substantially in the form of the answer just provided, as follows:
During the three months ended ●, proceeds received on collection of the contingent consideration for the sale of all of the shares of QLT USA to Tolmar were $●. Approximately $● of the proceeds were included within cash provided by investing activities. The remaining $● of proceeds was recorded in our Statements of Operations as the fair value change in contingent consideration and was therefore reflected in the net income [loss] line item within cash used in operating activities.
During the ● months ended ●, proceeds received on collection of the contingent consideration were $●. Approximately $● of the proceeds were included within cash provided by investing activities. The remaining $● of proceeds was recorded in our Statements of Operations as the fair value change in contingent consideration and was therefore reflected in the net income line item within cash used in operating activities.

As requested, we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its periodic filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me by telephone at (604) 707-7344 with any questions or comments regarding this correspondence.
Very truly yours,
/s/ Cameron Nelson

Cameron Nelson
Chief Financial Officer
QLT Inc.
cc:	Robert L. Butchofsky, President and CEO, QLT Inc. Alan C. Mendelson, Esq., Latham & Watkins LLP